UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2006
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s name into English)
DEUTSCHE BANK AKTIENGESELLSCHAFT
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Registrant’s principal executive offices)
DEUTSCHE BANK CAPITAL FUNDING TRUST VIII
(Exact name of Registrant as specified in its charter)
60 Wall Street
New York, New York 10005
(Address of Registrant’s principal executive offices)
DEUTSCHE BANK CAPITAL FUNDING LLC VIII
(Exact name of Registrant as specified in its charter)
60 Wall Street
New York, New York 10005
(Address of Registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
The Information contained in this Report is incorporated by reference into Registration Statement No. 333-137902, Registration Statement No. 333-137902-01 and Registration Statement No. 333-137902-02.

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 1.3
EXHIBIT 4.11
EXHIBIT 8.1

Explanatory Note
This 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibit 1.3, Exhibit 4.11, and Exhibit 8.1, respectively, to Registration Statement No. 333-137902, Registration Statement No. 333-137902-01 and Registration Statement No. 333-137902-02.

Item 1.3	Form of Purchase Agreement.
Item 4.11	Form of Subordinated Debt Obligation issued in connection with certain Capital Securities.
Item 8.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP regarding tax matters.
Forward-looking statements contain risks
      This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
      By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 23, 2006 on pages 7 through 13 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT
Date October 12, 2006	By:	/s/ Detlef Bindert
		Name:	Detlef Bindert
		Title:	Group Treasurer

	By:	/s/ M. Otto
		Name:	Mathias Otto
		Title:	Deputy General Counsel to the Management Board

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK CAPITAL FUNDING TRUST VIII
Date October 12, 2006	By:	/s/ Richard Ferguson
		Name:	Richard Ferguson
		Title:	Regular Trustee

	By:	/s/ Joseph J. Rice
		Name:	Joseph J. Rice
		Title:	Regular Trustee

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK CAPITAL FUNDING LLC VIII
Date October 12, 2006	By:	/s/ Jean Devlin
		Name:	Jean Devlin
		Title:	Vice President

	By:	/s/ Helmut Mannhardt
		Name:	Helmut Mannhardt
		Title:	Vice President

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DEUTSCHE BANK CORPORATION
DEUTSCHE BANK CAPITAL FUNDING TRUST VIII
DEUTSCHE BANK CAPITAL FUNDING LLC VIII
INDEX TO EXHIBITS

Item 1.3	Form of Purchase Agreement.
Item 4.11	Form of Subordinated Debt Obligation issued in connection with certain Capital Securities.
Item 8.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP regarding tax matters.

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